Exhibit 99.37

Franco-Nevada	TSX:FNV
www.franco-nevada.com
Press Release

Purchase of C$100 million of Gold Wheaton Senior Secured Notes

TORONTO, December 31, 2010 - Franco-Nevada Corporation (TSX: FNV) (“Franco-Nevada”) announced today that it has purchased 10% Senior Secured Notes of Gold Wheaton Gold Corp. (TSX: GLW) (“Gold Wheaton”) from Sprott Asset Management LP for and on behalf of certain funds and from SAMGENPAR Ltd. with an aggregate face value of C$100 million.  The notes were purchased for C$110 million plus accrued interest.  The purchase price is equal to the price at which the holder has the right to call the notes in the event of a change of control of Gold Wheaton.  Two series of notes were purchased by Franco-Nevada:  C$50 million face value of Series 1 notes due May 26, 2014 and C$50 million face value of Series 2 notes due November 26, 2014.  The interest rate on both series is 10% per annum. Gold Wheaton has a further C$7 million notes outstanding under the same note indenture which are held by third parties.  Gold Wheaton has consented to the purchase of the notes by Franco-Nevada.

About Franco-Nevada

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION: Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express expectations or estimates of future performance, may constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Any forward-looking statements contained in this press release are based upon assumptions the company believes to be reasonable, including, without limitation, any factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of the company’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as the company’s annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and the company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Paul Brink
President & CEO	SVP Business Development
416-306-6300	416-306-6300